Ecopetrol announces the temporary suspension of the Tender Offer in Brazil, following requirements from the Comissão de Valores Mobiliários (CVM)

Bogota D.C., June 15, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) announces that, in connection with the tender offer (the “Tender Offer” or “OPAV”) in Brazil announced on May 25, 2026, its subsidiary Ecopetrol Investimentos do Brasil Ltda. (the “Subsidiary”) has received requests for adjustments from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, “CVM”).

In response to such requests, and in order to fully comply with applicable Brazilian regulations, the Company has determined to temporarily suspend the Tender Offer until further notice. Accordingly, the auction related to the Tender Offer is expected to resume on a date to be determined by the CVM, once the corresponding adjustments have been made and approved by the CVM, and all conditions precedent set forth in the offering documentation published on the B3 stock exchange in Brazil have been satisfied.

Ecopetrol will continue to timely inform the market of any material developments related to this transaction, including the results of the Tender Offer and the progress made toward the fulfillment of the established conditions. No assurance can be given as to the timing of such resumption or that all such conditions will be satisfied.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co